UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTION, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                          Commission File No. 333-86078




|X| Form 10-K and Form 10-KSB | | Form 20-F | | Form 10-Q and Form 10-QSB | | Form N-SAR | | Form 11-K


For the period ended: December 31, 2003

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form N-SAR

For the transition period ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:



Part I-Registrant Information

       Full name of Registrant:         Conscious Intention, Inc.
                                        -------------------------
       Former name if Applicable:

       Address of Principal Executive
       Office (Street and Number):      210 Mountain Park Blvd. SW
                                        Suite F204
                                        ------------------------------------
       City, State and Zip Code:        Issaquah, WA 98027
                                        ----------------------------------



Part II-Rule 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen days of the date the original report was due.


Part IV-Other Information


(1) Name and telephone number of person to contact in regard to this notification:


Sylva Leduc                      425                        557-6622
-------------------          ------------             -----------------
(Name)                       (Area Code)              (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?


    |X| Yes | | No If the answer is no, identify report(s)



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   | | Yes |X| No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                             Conscious Intention, Inc.
                  -------------------------------------------
                   Name of Registrant as Specified in Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 2004                        By:/s/ Sylva Leduc
      -----------------                    -----------------------
                                            Sylva Leduc
                                            Chief Executive Officer